SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              SCHEDULE 13D/A

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
          AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT No. 1)

                 Under the Securities Exchange Act of 1934

                                ACTV, INC.
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                             (Name of Issuer)

             Shares of Common Stock, par value $0.10 per share
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                      (Title of Class of Securities)

                                 00088E112
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                              (CUSIP NUMBER)

                             Timothy G. Ewing
                           Value Partners, Ltd.
                           c/o Ewing & Partners
                                 Suite 808
                             4514 Cole Avenue
                            Dallas, Texas 75205
                         Tel. No.: (214) 522-2100
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             February 2, 1999
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

CUSIP No. 00088E112       13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Value Partners, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP                                        (a) [   ]
                                                    (b) [   ]

3    SEC USE ONLY


4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      [   ]

     Not Applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF      7    SOLE VOTING POWER           1,417,746*
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      1,417,746*
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,417,746*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES                   [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.62%

14   TYPE OF REPORTING PERSON

     PN


     *But See Item 5

CUSIP No. 00088E112       13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Ewing & Partners

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP                                        (a) [   ]
                                                    (b) [   ]

3    SEC USE ONLY


4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      [ ]

     Not Applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF      7    SOLE VOTING POWER           0
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0*
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0*

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES                   [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%*

14   TYPE OF REPORTING PERSON

     PN

* But see Item 5

CUSIP No. 00088E112       13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Timothy G. Ewing

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP                                        (a) [   ]
                                                    (b) [   ]

3    SEC USE ONLY


4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      [   ]

     Not Applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF      7    SOLE VOTING POWER           0
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0*
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      0
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0*

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES                   [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%*

14   TYPE OF REPORTING PERSON

     IN

     *But see Item 5
                      AMENDMENT No. 1 to SCHEDULE 13D

     This Amendment No. 1 to Schedule 13D is being filed on behalf of Value Partners, Ltd., a Texas limited partnership ("Value Partners"), Ewing & Partners, a Texas general partnership ("Ewing & Partners"), and Timothy G. Ewing ("Ewing"), the managing general partner of Ewing and Partners, as an amendment to the initial statement on Schedule 13D, relating to shares of common stock, par value $0.10 per share ("Common Stock"), of ACTV, Inc. (the "Issuer"), as filed with the Securities and Exchange Commission on January 23, 1998 (the "Initial Statement"). The Initial Statement is hereby amended and supplemented as follows:

ITEM 2.   IDENTITY AND BACKGROUND

Item 2 of the Initial Statement is hereby amended and restated in its entirety to read as follows:

(a)-(c) This statement is filed on behalf of Value Partners, Ewing & Partners and Ewing. Ewing & Partners is the general partner of Value Partners. Ewing and Ewing Asset Management, Inc., a Texas limited liability company ("EAM"), are the general partners of Ewing & Partners, and Ewing is the managing general partner of Ewing & Partners. EAM is controlled by Ewing. The principal place of business for Value Partners, Ewing & Partners, EAM and Ewing is: c/o Ewing & Partners, Suite 808, 4514 Cole Avenue, Dallas, Texas, 75205.

     The present principal occupation or employment of Ewing is managing general partner of Ewing & Partners. The principal business of EAM is acting as a general partner of Ewing & Partners. The principal business of Ewing & Partners is the management of Value Partners. The principal business of Value Partners is the investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities.

(d) None of Value Partners, Ewing & Partners, EAM or Ewing, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of Value Partners, Ewing & Partners, EAM or Ewing has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Ewing is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Initial Statement is hereby amended and restated in its entirety to read as follows:

     On January 13, 1998, The Texas Individualized Television Network, Inc., a wholly-owned subsidiary of the Issuer ("Texas Network"), ACTV Entertainment, Inc., the Issuer, and the Purchasers (as such term is defined in the Agreement (as defined below)) entered into a Note Purchase Agreement, dated as of January 13, 1998 (the "Agreement"). Pursuant to the Agreement, as a Purchaser, Value Partners purchased a $4.5 million note from Texas Network for $4.5 million. All of such funds came from the working capital of Value Partners. In connection with the purchase of such note and for no additional consideration, Value Partners received on January 14, 1998 a common stock purchase warrant (the "Warrant") of Texas Network that grants Value Partners the right to purchase shares of common stock of Texas Network. The Warrant also grants Value Partners the right to exchange the Warrant for such number of shares of Common Stock, at the time of and giving effect to such exchange, equal to 4.95% of the fully diluted number of shares of Common Stock outstanding, after giving effect to the exercise or conversion of all then outstanding options, warrants and other rights to purchase or acquire shares of Common Stock. On January 27, 1999, Value Partners exchanged (the "Exchange") the Warrant for 2,266,246 shares of Common Stock, which represents 4.95% of the fully diluted number of shares of Common Stock outstanding as of January 27, 1999, after giving effect to the exercise or conversion of all then outstanding options, warrants and other rights to purchase, or acquire shares of Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION

Item 4 of the Initial Statement is hereby amended and restated in its entirety to read as follows:

     Value Partners acquired the Warrant and, pursuant to the Exchange, the underlying shares of Common Stock solely for investment purposes.
Depending on its evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as it may deem material, Value Partners may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the Common Stock owned by it.

     Except as set forth above, none of Value Partners, Ewing & Partner, EAM, or Ewing has any plans or proposals of the type referred to in clauses
(a) through (j) of Item 4 of the instructions to Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Initial Statement is hereby amended and restated in its entirety to read as follows:

(a) On January 27, 1999, Value Partners, pursuant to the Exchange, received 2,266,246 shares of Common Stock. In addition, Value Partners sold shares of Common Stock held by it in such amounts, at such prices, and on such dates as listed in Annex A attached hereto, which such Annex A summarizes the daily sales by Value Partners. After the Exchange and the sales listed in Annex A, as of the date hereof, Value Partners directly and beneficially owns 1,417,746 shares of Common Stock, which represents 4.62% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 1,417,746 shares of Common Stock beneficially owned by Value Partners as of the date hereof by (ii) 30,666,528 shares of Common Stock, which equals the sum of (x) 28,400,282 shares of Common Stock outstanding based upon the Issuer's latest Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on November 19, 1998 (the "Form 10-Q/A"), and (y) 2,266,246 shares of Common Stock, which were issued to Value Partners pursuant to the Exchange after the date of filing the Form 10-Q/A. Thus, Value Partners, Ewing & Partners and Ewing beneficially own the 1,417,746 shares of Common Stock as follows:

                              Shares of               % of Common Stock
Name                         Common Stock                Outstanding
----                         ------------                -----------

Value Partners                1,417,746                     4.62%
Ewing & Partners                 -0-                          -0-
Ewing                            -0-                          -0-

(b) Value Partners has the sole power to vote and dispose of the 1,417,746 shares of Common Stock beneficially owned by it. However, Ewing & Partners, as general partner of Value Partners, may direct the vote and disposition of the 1,417,746 shares of Common Stock owned by Value Partners. Similarly, Ewing, as managing general partner of Ewing & Partners, may direct the vote and disposition of the 1,417,746 shares of Common Stock owned by Value Partners.

(c) The transactions in the Issuer's securities by Value Partners during the past 60 days were (i) the Exchange and (ii) the transactions listed on Annex A attached hereto.

(d) Ewing and Ewing & Partners may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Value Partners.

(e) As of February 4, 1999, Value Partners, Ewing & Partners, and Ewing ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer. As such, Value Partners, Ewing & Partners, and Ewing no longer have a continuing reporting obligation with respect to the Common Stock.



      [THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]


                                  ANNEX A


  Transaction           Buy/           Quantity         Price per
      Date              Sell           (shares)         Share ($)
  -----------           ----          ---------         ---------

    01/29/99            Sell           100,000            $5.98
    01/29/99            Sell             5,000            $6.01
    02/01/99            Sell            63,000            $6.00
    02/02/99            Sell           162,000            $5.84
    02/03/99            Sell           312,000            $5.79
    02/04/99            Sell           136,500            $6.01
    02/04/99            Sell            70,000            $6.43
                                       -------
                       Total           848,500
                                       =======

                                SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    February 8, 1999



                                   VALUE PARTNERS, LTD.

                                   By:  EWING & PARTNERS
                                        as General Partner


                                        By:  /S/TIMOTHY G. EWING
                                             ---------------------------
                                             Timothy G. Ewing
                                             as Managing Partner

                                   EWING & PARTNERS

                                   By:  /S/TIMOTHY G. EWING
                                        ---------------------------
                                        Timothy G. Ewing
                                        as Managing Partner


                                   /S/TIMOTHY G. EWING
                                   ---------------------------
                                   Timothy G. Ewing